

March 26, 2014

Via E-mail
James A. Duensing
Chief Financial Officer
Caterpillar Financial Services Corporation
2120 West End Ave.
Nashville, Tennessee 37203

> **Re:** **Caterpillar Financial Services Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-11241**

Dear Mr. Duensing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview: 2013 vs. 2012, page 12

1. Please revise, in future filings, to provide a discussion of new wholesale financings and new operating lease activity for each of the periods presented. You should also address the reasons for the changes therein during each of the periods.

2.   Please tell us whether the company focuses on the financing margins recognized on each of the different asset classes and how the related different sources of funding impact the company's business decisions.

2013 vs. 2012 Review of Consolidated Statements of Profit, page 13

3.   Please revise, in future filings, to separately address revenues recognized within both your retail and wholesale operations for the periods presented.   This information is presented separately in consolidated statement of profit and should be presented separately within MD&A as well.

4.   In addition, you should also address the annualized average yields recognized for both retail and wholesale revenues individually as well as the changes in average earning assets for all asset classes.   Similar disclosures should be made for average interest bearing liabilities (i.e. borrowings) for each period presented as well.

5.   Please revise, in future filings, to address the average financing rates on operating leases for the period presented.

6.   Please revise, in future filings, to include a discussion of the segment operating results as identified in Note 15 for each of the periods presented.   Refer to Item 303(a)(3) of Regulation S-K.

Expenses, page 13

7.   Please revise, in future filings, to provide an improved discussion of the credit quality metrics of the portfolio affecting the provision for credit losses (i.e. impaired loans and leases, nonaccruals, troubled debt restructurings) and changes therein between periods presented.

Critical Accounting Policies, page 23

8.   You disclose that a decrease in the residual value of the equipment that you finance could adversely affect your operating results under Risk Factors.   Please disclose a sensitivity analysis of the impact of likely increases and decreases of the changes in your residual values.   Please also disclose the assumptions used in your sensitivity analysis.

Consolidated Statements of Profit, page 36

9. We note that you participate in marketing programs sponsored by Caterpillar that provide financing to customers at below market interest rates. Please tell us what consideration you gave to disclosing amounts recognized under these marketing programs as related party revenues on the face of the consolidated statement of profit in accordance with Rule 4-08(k) of Regulation S-X. Please also discuss and analyze the impact of the increasing amount of these marketing incentives on your liquidity and your results of operations within your MD&A.

Note 11 – Income Taxes, page 67

10. We note the U.S component showed profit before income taxes in each of the 2011-2013 fiscal periods presented; however, the U.S. component showed a tax benefit in both 2011 and 2013. Please revise in future filings to provide sufficient information to enable the reader to have a better understanding of the reported tax results for the periods presented. Provide also provide us with sufficient information so that we can understand why a tax benefit is appropriate.

11. Please tell us why the U.S. income before tax for 2011 through 2013 in your tax footnote differs significantly from your North American segment profit in your segment footnote since it does not appear that Canada accounts for the large variances noted over each of the three years.

12. You disclose benefits of lower foreign tax rates of 9.6% in 2013, 8.6% in 2012 and 9.1% in 2011. Please provide us proposed disclosure to be included in future periodic filings that clarify what the foreign rate differential represents in each of the three years presented. Please identify the significant components of this line item and disclose the existence of any tax holidays.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

                Sincerely,

                /s/ Gus Rodriguez

                Gus Rodriguez
                Accounting Branch Chief